Invesco Advisers, Inc.

11 Greenway Plaza, Suite 1000

Houston, TX 77046-1173

VIA EDGAR

July 13, 2021

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Jaea Hahn, Esq.

Re: AIM Growth Series (Invesco Growth Series) (the "Registrant") (File Nos. 002-57526; 811-02699; CIK No. 0000202032) – Responses to Comments on Post-Effective Amendment No. 164

Dear Ms. Hahn:

This letter responds to comments from the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC"), which you conveyed via telephone on July 1, 2021, regarding Post-Effective Amendment No. 164 to the Registrant's registration statement under the Securities Act of 1933, as amended, and Amendment No. 160 to the Registrant's registration statement under the Investment Company Act of 1940, as amended, which was filed with the SEC on May 14, 2021 (the "Amendment").

The Amendment was filed solely in connection with the repositioning of Invesco Global Low Volatility Equity Yield Fund (the "Fund"). Each of your comments is set forth below in bold with the Registrant's response immediately below each comment. Responses will be incorporated into the next post-effective amendment to the Registration Statement. Capitalized terms not otherwise defined in this letter have the meanings assigned to such terms in the Registration Statement.

Prospectus

1.Comment: To be consistent with recent revisions to Form N-1A, in the very first sentence under "Fees and Expense of the Fund," revise the language to reflect that the table describes the fees that a shareholder may pay if they buy, hold and sell shares of the Fund.

Response: The disclosure has been revised accordingly.

2.Comment: In the second paragraph under "Fees and Expenses of the Fund," move the last sentence (beginning with "The table and Examples"") to the beginning of the paragraph and bold the language as prescribed by the Form N-1A.

Response: The disclosure has been revised accordingly.

3.Comment: We note that the Fund has made significant changes to its investment strategies, including removing its non-fundamental 80% policy and changing its portfolio managers

(collectively, the "Fund Changes").

a)Supplementally inform the Staff why the Board of Trustees believes these changes are consistent with its fiduciary duties and are in the best interest of the shareholders who did not vote for the changes:

1)Explain in detail what information the Board considered and how it weighed the information in arriving at its decision;

2)Explain in detail why the Board concluded that this approach was better for shareholders than other alternatives, such as liquidating the Fund and starting a new fund;

3)Support the explanation of the board's deliberation with data. For example, if costs were a consideration – provide data on the expected cost savings of the proposed changes as compared with starting a new Fund.

b)Supplementally, please explain why the Adviser believes the changes are consistent with its fiduciary duty to the Fund.

c)What is the composition of the Fund's shareholder base, e.g., affiliated vs non-affiliated; retail vs institutional shareholders; domestic vs foreign. Clarify what percentage of the

Fund's shares are held by retail investors.

d)Please explain supplementally why making the changes in a post-effective amendment to the registration statement of an existing Fund, as opposed to an amendment adding a new fund is consistent with the text and policy of Rule 485(a) under the Securities Act. Also explain why you believe this does not provide an unfair competitive advantage over other registrants which add new series under 485(a) that go effective within 75 days as opposed to 60 days.

e)Inform the SEC Staff in the response letter what percentage of the Fund's current portfolio needs to repositioned as a result of the changes.

Response: The Registrant will consider Comment No. 3, including its subparts, and provide responses in separate correspondence to the staff.

4.Comment: Please clarify how the Fund defines "emerging markets."

Response: The fourth paragraph under "Principal Investment Strategies of the Fund" in the summary section defines "emerging market countries" as those that are generally in the early stages of their industrial cycles.

The SAI further expounds on that definition, disclosing that "[u]nless the Fund's prospectus includes a different definition, the Fund considers developing and emerging markets countries to be those countries that are (i) generally recognized to be an emerging market country by the international financial community, including the World Bank, or (ii) determined by the Adviser to be an emerging market country. As of the date of this SAI, the Adviser considers "emerging markets countries" to generally include every country in the world except those countries included in the MSCI World Index. The Adviser has broad discretion to identify countries that it considers to be emerging markets countries and may consider various factors in determining whether to classify a country as an emerging market country, including a country's relative interest rates, inflation rates, exchange rates, monetary and fiscal policies, trade and current account balances, legal and political developments and any other specific factors the Adviser believes to be relevant. Because emerging markets equity and emerging markets debt are distinct asset classes, a country may be deemed an emerging market country with respect to its equity only, its debt only, both its equity and debt, or neither." The Registrant believes that the above disclosure provides adequate clarification as to how the Fund defines "emerging markets."

5.Comment: See Accounting Disclosure Information Memo 2020-11 regarding investments in emerging markets. Since the Fund has significant exposure to non-U.S. companies and invest in emerging markets, provide disclosure with respect to the following risks:

a)Any risk related to, but not limited to, market manipulation concerns; limited reliable access to capital and foreign investment structures.

b)Whether and how emerging market risks arising from differences in regulatory, accounting, auditing and financial reporting and recordkeeping standards could impede the advisers ability to evaluate local companies or impact the Fund's performance; and whether an index provider will have less reliable or current information due to these differences when assessing if a company should be included in the index or determining a company's weighting within the index;

c)Discuss any limitations on the rights and remedies available to the Fund individually or in combination with other shareholders against portfolio companies;

d)Discuss any limitations concerning the Adviser's ability to assess the index provider's due diligence process over index data provided prior to its use in the index computation, construction and/or rebalancing;

e)Whether the limitations stated above in items (a) – (d) could impact the stated investment objective of the Fund.

Response: The Registrant believes that its disclosures under "Emerging Markets Securities Risk" under the Item 4 and 9 disclosures strike the right balance between what should be summary risk disclosure and what should be in the statutory section; and that when read together, is robust and adequately informs shareholders of the risks pertinent to the Fund's investment strategy, including those risks highlighted in the Staff's comment above and Accounting Disclosure Information Memo 2020-11. For example, the disclosure provides, among other risks, that: "[e]merging markets countries may have a higher degree of corruption and fraud than developed market countries;" "[f]urther, companies in emerging market countries generally may be subject to less stringent regulatory, disclosure, financial reporting, accounting, auditing and recordkeeping standards than companies in more developed countries and, as a result, the nature and quality of such information may vary. Information about such companies may be less available and reliable and, therefore, the ability to conduct adequate due diligence in emerging markets may be limited which can impede the Fund's ability to evaluate such companies;" and that "laws regarding foreign investment in emerging market securities, securities regulation, title to securities, and shareholder rights may change quickly and unpredictably. Emerging markets countries also may have less developed legal systems allowing for enforcement of private property rights and/or redress for injuries to private property (including bankruptcy, confiscatory taxation, expropriation, nationalization of a company's assets, restrictions on foreign ownership of local companies, restrictions on withdrawing assets from the country, protectionist measures and practices such as share blocking), or to obtain information needed to pursue or enforce such actions, may be limited," and at the end of the lead-in paragraph under the Risks section in the Item 9 disclosure (which paragraph summarizes all the risks discussed in more detail thereafter), the disclosure provides "[as] a result there could be subsequent declines in value of the portfolio security, a decrease in the level of liquidity of the portfolio, or, if there is a contract to sell the security, a possible liability to the purchaser." Disclosure in the SAI under the section Risks of Developing/Emerging Markets Countries further discusses these risks.

6.Comment: In the principal investment strategies the disclosure discusses the equity portion of the Fund's portfolio will be constructed using quantitative models that generate broad-based indices. Please clarify whether the Fund intends to hold individual equity securities as suggested by the disclosure or as an investment through an index fund or index sleeve, as also suggested by the disclosure (that talks about the Equity portfolio).

a)If the Fund intends to hold an index sleeve, please clarify whether it is going to purchase shares of affiliated or unaffiliated underlying funds;

b)Whether it will sample an index or replicate an index; If indexing will play a role in portfolio composition, please include a description of the index, index methodology, e.g., any component selection criteria, how index components are included or excluded, the index weighting methodology; the name of the index and the index provider, the rebalance and reconstitution process, and the number of index components.

c)If the fund does intend to utilize indexing, please discuss principal risks related to indexing, which may include concentration risk, tracking error risk, passive investment risk, and management risk, if the index fund uses representative sampling optimization or enhanced indexing strategies.

Response: The Fund does not employ a replication or sampling strategy in relation to an index nor does it hold a sleeve that seeks to replicate or sample an index. The purpose of the Fund is to provide high income through a diversified portfolio of equity securities and equity-linked notes while providing some downside protection in the event of broad equity market downturns and also providing ongoing equity market participation. To efficiently construct the Equity portion of the portfolio to be both diversified and reflective of the portfolio managers' views of the market, the portfolio managers will identify factors (e.g., momentum, value, quality and low volatility, as disclosed in the prospectus) which they deem desirable based upon quantitative modeling of one or more indices that may be used by the portfolio managers as a tool to inform investment decisions. Unlike an indexing strategy, the portfolio managers' will retain full discretion over the securities selected for investment by the Fund as well as over the selection of factors and/or indices used as part of the quantitative modeling. The Registrant believes that the current disclosure accurately and appropriately reflects the portfolio managers' investment process given the intended and expected dynamic nature of the selection of factors and indices and the sole discretion of the portfolio managers with respect to the inputs into the process and the use of the outputs of the process. Because the Fund does not intend to replicate or sample an index, it has not added the principal risks associated with such indexing strategies. The Fund notes that the use of quantitative models is disclosed as a principal risk of the Fund.

7.Comment: We note that "Geographic Focus Risk" and "Financial Services Sector Risk" are included in the risk factors. Please add corresponding disclosure to the principal investment strategies to identify these areas of focus/concentration.

Response: Upon review of the disclosure, the Registrant believes that the principal investment strategies already provide adequate disclosure to which geographic focus risk corresponds. With respect to geographic focus risk, the Registrant believes that the disclosures in the Item 4 and 9 strategies sections are adequate and appropriate. The principal investment strategies sections of the prospectus disclose that "[u]nder normal circumstances, the Fund will provide exposure to investments that are economically tied to at least three different countries outside of the U.S." The Principal Risks of Investing in the Fund section discloses – under "Geographic Focus Risk" - that "[t]he Fund may from time to time have a substantial amount of its assets invested in securities of issuers located in a single country or a limited number of countries." (Emphasis not in original.) The Item 9 disclosure under Objective(s) and Strategies adds that "[t]he Schedule of Investments included in the Fund's annual and semi-annual reports identifies the countries in which the Fund had invested, as of the date of the reports." The reports contain the percentage of assets invested in each country. Geographic focus in not a per se principal investment strategy of the Fund, although geographic focus risk can be a principal risk as a result of the Fund's principal strategy of investing overseas as described in the strategies. The Registrant does not believe that, in this instance, repeating the statement already included under the Geographic Focus Risk factor is necessary.

With respect to financial services sector risk, the disclosure has been revised accordingly.

8.Comment: Under the Item 9 disclosures, we noticed that the revised Item 9 disclosure relating to the Fund's principal investment strategy repeats the item 4 disclosure. Please review and revise these sections to minimize duplicative disclosure. See IM Guidance Update 2014-08.

Response: We have reviewed the Items 4 and 9 disclosures in light of the Staff's comment. We do not believe the current disclosures are prohibited by Form N-1A and adequately provide shareholders with the necessary information, and thus the Fund respectfully declines to revise the disclosure at this time. Importantly, we note however that we are also currently in the process of reviewing all of the Invesco funds' disclosures on an ongoing basis in light of recent Staff IM Guidance Updates and expect to make changes to fund disclosures as they update annually.

Statement of Additional Information

9.Comment: Under the section "Loans, Loan Participations and Assignments," please add disclosure that it may take longer than seven days for transactions in leveraged loans to settle, which means that it could take the Fund significant time to receive its money after selling its investment. Please address how the fund intends to meet short term liquidity needs which may arise after a longer settlement period.

Response: The following has been added to the section "Loans, Loan Participations and Assignments": "The secondary market for certain floating rate loans may be subject to irregular trading activity,

wide bid/ask spreads and extended trade settlement periods (in some cases, longer than seven days)." Separately, the Fund does not intend to invest more than 5% in loans and so do not anticipate such investments will impact the Fund's short-term liquidity needs as the other investments in the Fund are highly liquid.

*****

We believe that this information responds to your comments. Should you have any questions regarding these matters, please call me at (212) 652-4208.

Sincerely,

/s/ Taylor V. Edwards Taylor V. Edwards Assistant General Counsel

cc:Jeffrey H. Kupor, Esq. Matthew R. DiClemente, Esq. Mena Larmour, Esq.